Notice to the Holders of TDL Infomedia Holdings plc
US$87,360,000 15.5% Senior Discount Notes due 2010


TDL Infomedia Holdings plc (the 'Company') announces that it has accepted an offer for it to repurchase a portion of its US$87,360,000 15.5% Senior Discount Notes due
2010 (the 'Notes'). The Company completed the repurchase on
February 10, 2003.

The Company repurchased US$785,000 in aggregate principal amount at maturity of Notes (the 'Repurchased
Notes') in this transaction, and all Repurchased Notes are now being cancelled and accordingly may not be held, reissued or resold. The aggregate principal amount at maturity of the Notes outstanding immediately prior to this repurchase was US$12,060,000. As a result of the Company's repurchase, the aggregate principal amount at maturity of the Notes outstanding is now US$11,275,000.

The Notes have been accepted for clearance through the facilities of the Depository Trust Company. The Notes have a CUSIP number of 87235GAB4 and an ISIN of USG87235GAB41.